SONIC ENVIRONMENTAL SOLUTIONS INC.
Unit #7 – 8765 Ash Street
Vancouver, British Columbia, V6P 6T3

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sonic Environmental Solutions Inc. (the “Company”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on June 20, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. Unless otherwise stated, this Information Circular contains information as at May 1, 2007.

In this Information Circular, references to “the Company”, “we” and “our” refer to Sonic Environmental Solutions Inc. “Shares” means common shares in the capital of the Company.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders by Registered Shareholders

The individuals named in the accompanying form of proxy (the “Proxy”) are the President and Secretary of the Company. If you are a shareholder entitled to vote at the Meeting, you may appoint a person or persons other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. An appointment of a proxyholder or alternate proxyholder will not be valid unless you complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Voting of Proxies by Registered Shareholders

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Voting by Beneficial Shareholders

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries (including brokers, investment firms, clearing houses and similar entities holding securities on behalf of Beneficial Shareholders) are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing:

	(i)	with Pacific Corporate Trust company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or an adjournment thereof, at which the proxy is to be used;

(ii)

at the registered office of the Company at 1900 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof, at which the proxy is to be used; or

	(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company since the beginning of the Company’s last financial year, or is a proposed nominee for election as a director of the Company, or an associate or affiliate of the foregoing persons in any matter to be acted upon other than the election of directors or the appointment of auditors, and as otherwise explicitly set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Company has fixed May 10, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 1, 2007, there were 41,324,068 Shares without par value issued and outstanding, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares of the Company as at May 1, 2007, except the following:

Name	Type of Ownership	Number of Issued Shares	Percentage of Shares Outstanding
RAB Special Situations (Master) Fund Limited (“RAB”)	Direct	6,727,600(1)(2)	16.3%
Notes:
(1)

RAB also holds warrants to purchase 5,095,000 common shares at various prices. Assuming the exercise of all such warrants, RAB would hold approximately 25.5% of the Company’s issued and outstanding share capital.

(2)

The information as to common shares beneficially owned, directly or indirectly, controlled or directed is not within the knowledge of the Company, its directors and officers and has been extracted from public filings related to the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

Pursuant to the Articles of the Company, a quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the Shares entitled to be voted at the Meeting.

A simple majority of the votes cast at the Meeting is required to pass the ordinary resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at six. The board proposes that the number of directors be decreased to four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the (i) names of management’s nominees for election as directors, (ii) all major offices and positions with the Company and any of its significant affiliates each now holds, (iii) each nominee’s principal occupation, business or employment for the five preceding years, (iv) the period of time during which each has been a director of the Company, and (v) the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2007.

Name, Current Position with the Company and Residence(1)	Period as a Director of the Company	Principal Occupation	Shares Beneficially Owned or Controlled(2)
David Coe(4)(5)(6) Chairman of the Board, Director British Columbia, Canada	Since June 14, 2004	Retired since 2001; prior thereto, CEO of Dairyland Foods (food products and distribution)	Nil
Adam R. Sumel President, Chief Executive Officer and Director British Columbia, Canada	Since February 4, 2000	Chief Executive Officer of the Company; formerly, self- employed businessman	745,400(3)
Richard Ilich(4)(5)(6) Director British Columbia, Canada	Since February 4, 2000	President of the Townline Group of Companies (property development)	1,312,122

Name, Current Position with the Company and Residence(1)	Period as a Director of the Company	Principal Occupation	Shares Beneficially Owned or Controlled(2)
Roderick O. McElroy(4)(5)(6) Director British Columbia, Canada	Since January 23, 2003	Senior Metallurgist of AMEC Mining and Metals (engineering firm), July 2006 to present; Chief Technology Officer of the Company, January 2003 to July 2006; prior thereto, Senior Metallurgist with Fluor Daniel Wright Ltd. (engineering firm) and independent consultant	7,500
Notes:
(1)	The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)

The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves. These figures do not include shares issuable upon the exercise of options and other convertible securities.

(3)

13,000 of these Shares are held in the name of Carlisle Holdings Ltd., a company controlled by Mr. Sumel, and 88,500 of these Shares are held in the Sumel Family Trust. 178,750 of Mr. Sumel’s shares are subject to a time-release escrow pursuant to requirements of the TSX Venture Exchange.

(4)	Indicates members of the Audit Committee.
(5)	Indicates members of the Compensation and Nomination Committee.
(6)	Indicates members of the Corporate Governance Committee.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Board Committees

The Company’s Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board of Directors and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The members of the Audit Committee are Messrs. David Coe, Richard Ilich and Douglas Forster. Following the Meeting, it is anticipated that Roderick McElroy will join the committee in the place of Mr. Forster, who is not standing for election to the Board. Information concerning the Audit Committee of the Company, as required by Multilateral Instrument 52-110, is set out in Schedule A to this Information Circular.

Compensation Committee

The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Company’s equity incentive plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The members of the Compensation Committee are Messrs. David Coe, Richard Ilich and Douglas Forster. Following the Meeting, it is anticipated that Roderick McElroy will join the committee in the place of Mr. Forster, who is not standing for election to the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors with respect to developments in the area of corporate governance and the practices of the Board of Directors. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Company’s approach to governance issues. The Nominating and Corporate Governance Committee is also responsible for reporting to the Board of Directors with respect to appropriate candidates for nomination to the Board of Directors, and for overseeing the execution of an assessment process appropriate for the Board of Directors and its committees to evaluate the performance and effectiveness of the Board of Directors.

The Nominating and Corporate Governance Committee currently consists of Messrs. David Coe, Richard Ilich and Douglas Forster. Following the Meeting, it is anticipated that Roderick McElroy will join the committee in the place of Mr. Forster, who is not standing for election to the Board.

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day-to-day management of the Company. The Board of Directors is committed to sound corporate governance practices which are in the interest of the Company’s shareholders and also contribute to effective and efficient decision making. Attached as Schedule B to this Information Circular is a description of certain corporate governance practices of the Company in accordance with form 58-101F2 of National Instrument 58-101.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700 – 250 Howe Street, Vancouver, British Columbia, V6C 3S7 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP became the auditor of the Company on September 14, 2006, as it is the successor to Staley Okada & Partners, the auditor of the Company from 2003 until that date, through an acquisition of Staley Okada & Partners in 2006.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Adam R. Sumel, President and Chief Executive Officer, and Lisa Sharp, Secretary and Chief Financial Officer, are each “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Adam R. Sumel President and Chief Executive Officer	2006 2005 2004	180,000 144,000(1) 126,000	Nil 22,500 Nil	Nil Nil Nil	375,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A
Lisa Sharp Secretary and Chief Financial Officer	2006 2005 2004	85,000(2) ----(2) ----(2)	Nil ---- ----	Nil ---- ----	50,000 Nil Nil	Nil ---- ----	Nil ---- ----	Nil ---- ----
Ed Farrauto Secretary and Chief Financial Officer	2006 2005 2004	30,000(3) 60,000 60,000	Nil Nil Nil	Nil Nil Nil	25,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A
Note:
(1)	Mr. Sumel’s salary was increased from $144,000 to $180,000 effective January 1, 2006.
(2)

Lisa Sharp was appointed Chief Financial Officer of the Company on July 1, 2006 at an annual salary of $90,000. Prior thereto she served as Controller of the Company. Amounts disclosed include the compensation paid throughout 2006 in both roles. Compensation in prior years when Ms. Sharp served as Controller of the Company has not been reported.

(3)	Mr. Farrauto resigned as Chief Financial Officer on June 30, 2006. Amounts disclosed cover salary for the year to that date.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2006 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Adam R. Sumel	375,000	38.7%	$1.00	$0.95	July 4, 2011
Lisa Sharp	50,000	5.2%	$1.00	$0.95	July 4, 2011

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY- End (#) Exercisable/Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/Unexercisable
Adam R. Sumel	Nil	Nil	350,000/375,000	Nil/Nil
Lisa Sharp	Nil	Nil	25,000/50,000	Nil/Nil

Employment Agreements

Mr. Sumel renewed his Executive Employment Agreement (the “Executive Agreement”) with the Company effective July l, 2006 for a term of two years, with a third year extension by mutual agreement, subject to termination provisions as set out in the Executive Agreement. The Executive Agreement provides for an annual base salary, which is currently set at $15,000 per month and reviewed annually by the board. Mr. Sumel is also entitled to health benefits and a vehicle allowance, and is eligible to receive an annual bonus, subject to achieving specified milestones, as determined at the discretion of the Compensation and Nomination Committee and Mr. Sumel. If the Company terminates Mr. Sumel’s employment following a change of control, Mr. Sumel will be entitled to a termination payment equal to: (i) 30 months salary if it occurs within the longer of 90 days following the change of control or 30 days following the next annual meeting; or (ii) 15 months if it occurs thereafter.

Ms. Sharp is a party to an employment agreement with the Company effective July 1, 2006. The agreement does not entitle Ms. Sharp to receive any extraordinary compensation upon resignation, retirement or a change of control. Ms. Sharp is paid a salary of $90,000 per year. She is entitled to two months’ notice upon termination. The employment benefits to which Ms. Sharp is entitled are the same as those for all employees of the Company.

Compensation of Directors

David Coe, the Company’s Chairman, receives an honorarium of $2,000 per month for acting in his capacity as Chairman of the Company. There are no other arrangements under which directors are compensated by the Company and its subsidiaries for their services in their capacity as directors or consultants, except that all directors have been granted stock options.

The directors are reimbursed for expenses actually incurred in connection with their duties as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan that the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on June 25, 2003 and amended on June 14, 2004, June 1, 2005 and June 22, 2006. The Plan has been established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 4,530,000 Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	3,332,000	$1.50	565,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,332,000	$1.50	565,000

The Company is proposing to increase the number of Shares available under the Plan. See “Particulars of Matters to be Acted Upon – Amendment to Share Option Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed nominee for election as a director, or executive officer of the Company and no associate or affiliate of any such director, nominee or executive officer was indebted to the Company or a subsidiary of the Company or was indebted to another entity where such indebtedness had been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or a subsidiary of the Company at any time during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person of the Company, no proposed director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, except the following:

1. On December 21, 2005, the Company issued to each of Rick Ilich and Douglas Forster, directors of the Company, 500 units, each unit consisting of $1,000 principal amount of 12% unsecured convertible debentures and 500 warrants. The units were issued to each of Messrs. Ilich and Forster for cash consideration equal to the face value of the convertible debentures, resulting in an aggregate of $500,000 convertible debentures owing and the issue of 250,000 warrants to each of them. The debentures were to mature two years following the date of issuance and were convertible at $2.00 per share for the first year and $2.20 per share thereafter. The warrants have a two year term and are exercisable at a price of $2.20 per share. On December 31, 2006, the Company entered into an agreement with the holders to purchase the debentures in consideration for the issuance of an aggregate of 1,333,334 common shares at $0.75 per share.

2. Alan Cash, a former director of the Company, was previously the sole shareholder of Terra-Kleen Response Group, Inc., and sold his entire interest in that company to the Company effective December 21, 2005. The consideration paid and payable to Mr. Cash consisted of a mixture of cash and shares up to a maximum of U.S.$8,000,000, of which approximately U.S.$1,000,000 was paid at closing, U.S.$500,000 was paid in shares six months following closing and the balance was contingent upon the Terra-Kleen business achieving certain performance criteria over the three year period following closing. Subsequent to the end of the 2006 year end, these terms were amended and a final cash payment of U.S.$250,000 was made to Mr. Cash. The new agreement extinguished all outstanding obligations. Mr. Cash resigned from his position as a member of the Sonic board and President of the Company’s U.S. Subsidiary.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.        Amendment to Share Option Plan

On June 25, 2003 shareholders approved a Share Option Plan (the “Plan”) which was adopted by the Company on receipt of approval of the TSXV. On June 14, 2004, shareholders approved an amendment to the Plan to increase the number of shares reserved for issuance to 3,000,000 Shares which was adopted by the Company and approved by the TSXV. On June 1, 2005, shareholders approved a further amendment to the Plan to increase the number of shares reserved for issuance to 3,594,000 Shares which was adopted by the Company and approved by the TSXV. On June 22, 2006, shareholders approved a further amendment to the Plan to increase the number of shares reserved for issuance to 4,530,000 Shares which was adopted by the Company and approved by the TSXV.

At the Meeting, shareholders of the Company will be asked to consider and, if deemed advisable, pass an ordinary resolution approving an increase in the maximum number of Shares of the Company which may be issued pursuant to options granted under the Plan to 8,264,813 Shares, or approximately 20% of the Company’s issued and outstanding Shares (the “Plan Resolution”). Subject to shareholder approval and the approval of the TSXV, this would result in an additional 3,734,813 Shares being available for future grants under the Plan.

Common Shares Issued and Unissued under the Existing Plan

As of May 1, 2007, the 4,530,000 common shares authorized for issuance under the Plan were issued or reserved for issuance as follows:

	Number of Common Shares under Existing Plan	% of Issued and Outstanding Common Shares(1)
Common shares issued upon exercise of incentive stock options	623,000	1.5%
Common shares reserved for future issuance pursuant to unexercised options	3,332,000	8.1%
Unissued common shares available for future issuance of incentive stock options	575,000	1.4%
Maximum number of common shares available for issuance	4,530,000	11.0%

(1)        Based on 41,324,068 outstanding common shares of the Company as at May 1, 2007.

There are no entitlements to common shares under the Existing Plan which are subject to ratification by shareholders.

Material Terms of the Plan

The Plan was established to recognize contributions made by, and create incentives for, the Company’s directors, officers, employees and other service providers by allowing the board of directors to grant options to acquire Shares to such persons who are, in the opinion of the board of directors, in a position to advance the interests of the Company. The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable;

(b)	options under the Plan are exercisable for a period of up to 5 years;

(c)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any vested option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed with or provide services to the Company, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(e)	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

(f)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

The Company will be required to obtain “disinterested shareholder approval” if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in:

(a)	the number of shares reserved for issuance under stock options granted to insiders of the Company exceeding 10% of the Company’s outstanding listed shares of the Company;

(b)	the aggregate number of options granted to insiders of the Company within a one year period exceeding 10% of the Company’s outstanding listed shares of the Company;

(c)

the number of options granted to any one insider of the Company and such insider’s associates within a one year period exceeding 5% of the Company’s outstanding listed shares of the Company (only if the Company becomes a Tier 1 company pursuant to the requirements of the TSXV); or

(d)	the Company decreasing the exercise price of options previously granted to insiders of the Company.

Disinterested shareholder approval means approval by a majority of the votes cast by shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Shares beneficially owned by insiders of the Company and their associates. The vote on the Plan Resolution at the Meeting requires disinterested shareholder approval.

Recommendation

The Company is of the view that the Plan provides the Company with an effective incentive to attract and maintain the services of senior executives and other employees. In particular, the Company expects to diversify its business focus to further develop Sonoprocess applications in the oil sands and other industries, and anticipates that option grants will be a critical tool for the Company to be able to identify and retain key personnel for these applications. In order to maintain the flexibility of the Plan, it is necessary to increase the maximum number of Shares which may be issued pursuant to options granted under the Plan. A full copy of the Plan will be available for inspection at the Meeting. The board of directors recommends that you vote in favour of the Plan Resolution.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the amendment to the Stock Option Plan of the Company on the terms described in the Company’s Information Circular for the annual and special general meeting held on June 20, 2007, to increase the number of shares reserved for issuance under the Plan from 4,530,000 Shares to 8,264,813 Shares, be and is hereby ratified and approved.

In order to pass, the Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting excluding votes attached to Shares beneficially owned by insiders of the Company and their associates. For the purposes of the Plan Resolution, an aggregate of 4,283,367 Shares held by insiders of the Company and their associates will not be voted at the Meeting.

B.        Company Name Change

The Company proposes to change the name of the Company to “Sonic Technology Solutions Inc.” to better reflect the long term vision of the Company. While the Company expects a significant part of its business to be in the environmental sector, the Company will increasingly be working on other industrial Sonoprocess applications. Accordingly, at the Meeting, shareholders will be asked to pass a special resolution that changes the name of the Company from “Sonic Environmental Solutions Inc.” to “Sonic Technology Solutions Inc.” or such other name as may be determined by the board of directors in their discretion (the “Name Change Resolution”).

The Company has received conditional approval from the TSX Venture Exchange for the adoption of the new name. The Company must still obtain final approval for this change, which is expected to occur shortly after the Meeting.

Procedure for Exchanging Share Certificates

The procedures for the deposit of existing certificates representing common shares in the capital of the Company and the delivery by the Transfer Agent of new certificates representing common shares in the capital of the Company after giving effect to the change of the Company’s corporate name to “Sonic Technology Solutions Inc.” in connection with the Name Change Resolution will be described in a Letter of Transmittal that will be circulated to shareholders. It is recommended that Shareholders complete and return the Letter of Transmittal to the Transfer Agent at its principal office in Vancouver, British Columbia as soon as possible after the Meeting. Upon return of a properly completed Letter of Transmittal, together with the existing certificates representing Common Shares of the Company to the Transfer Agent, certificates in the Company’s new corporate name representing the same number of Common Shares will be distributed without charge.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the name of the Company be changed from “Sonic Environmental Solutions Inc.” to “Sonic Technology Solutions Inc.”; and

2.

if for any reason the name Sonic Technology Solutions Inc. is not acceptable to the directors, the directors of the Company are authorized to change the name of the Company to a name to be selected by the directors, provided that such name is acceptable to the Registrar of Companies.

In order to pass, the Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request to Lisa Sharp, Chief Financial Officer and Corporate Secretary of the Company, one copy of any of the following documents:

(a)        the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent o the filing of the annual financial statements; and

(b)        the information circular of the Company filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors.

Copies of the above documents will be provided, upon request to Lisa Sharp, Chief Financial Officer and Corporate Secretary of the Company, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on Sedar at www.Sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 16th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

______________________________________________________
Adam Ranjit Sumel
President and Chief Executive Officer

SCHEDULE A

AUDIT COMMITTEE MATTERS

1.        Audit Committee Charter

The objective of the Audit Committee is to maintain the integrity of the internal control and management information systems of the Company.

The Audit Committee must be comprised of directors who are financially literate and at least one member must have accounting or related financial expertise. The Articles of the Company require that the Committee include not less than three directors, the majority of whom shall be unrelated directors.

The Audit Committee is responsible for:

a)	reviewing the Company’s annual financial statements and making recommendations as to approval of such statements by the board of directors;

b)	approving the quarterly financial statements of the Company before publication;

c)	establishing the independence of the external auditor; and

d)

overseeing management reporting on internal control (while it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so).

The board of the directors is responsible for approving the charter of the Audit Committee, which must explicitly set out the roles and responsibilities of the Audit Committee, and for evaluating the adequacy of such charter on an annual basis.

The Audit Committee has direct and unrestricted access to the Company’s external auditor and must meet twice annually with the external auditor in the absence of senior management to discuss the annual audit and the quality of the Company’s accounting principles. The adequacy and effectiveness of the Company’s internal control and management information systems are to be discussed at these meetings. Material issues related to the audit of the Company’s internal control and management information systems should be discussed by the Audit Committee with the internal auditors as they arise.

2.        Composition of the Audit Committee

The Audit Committee consists of David Coe, Richard Ilich and Douglas Forster. Mr. Coe is the Chair of the Committee. Following the Meeting, it is anticipated that Roderick McElroy will join the committee in the place of Mr. Forster, who is not standing for election to the Board. All of the members of the Audit Committee are “independent” and all of the members are “financially literate” as defined in Multilateral Instrument 52-110 (“MI 52-110”).

3.        Relevant Education and Experience

Each of the members of the Audit Committee has had several years’ experience as a senior executive and a member of the board of directors of significant business enterprises in which they have assumed substantial financial and operational responsibility. In the course of these duties, the members have gained expertise in analyzing and reviewing financial statements, understanding the basis upon which accounting principles are applied, the process of preparing financial statements and the nature of internal controls and procedures.

4.        Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the board of directors.

5.        Reliance on Certain Exemptions

Other than as otherwise disclosed herein, at no time since the commencement of the Company’s most recently completed financial year has the Company relied on an exemption under section 2.4 (De Minimus Non-audit Services) of MI 52-110 or an exemption granted under Part 8 of MI 52-110.

6.        Pre-Approval Polices and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. The Audit Committee has not adopted specific policies and procedures, and the engagement of the auditors for non-audit services will be determined on an ad hoc basis.

7.        External Auditor Service Fees (By Category)

PricewaterhouseCoopers LLP, Chartered Accountants has served as the Company’s auditing firm since September 2006. The aggregate fees billed or expected to be billed by the auditors for the fiscal years 2006 and 2005 are detailed below:

	2006	2005

Audit Fees (a)	$85,000	$85,419
Audit Related Fees(b)	$20,000	$17,014
Tax fees(c)	$18,000	$15,000
All Other Fees	Nil	Nil

TOTAL	$123,000	$117,433

a)

Audit Fees consisted of professional services rendered by the auditors for the audit of the Company’s annual financial statements as well as services provided in connection with regulatory filings and the Company’s 20F filing with the U.S. Securities Exchange Commission.

b)	Audit Related Fees consisted of fees relating to quarterly reviews and fees payable to CPAB (Canadian Public Accountability Board).
c)	Tax Fees consisted of fees for preparing tax returns, including the tax returns for a United States subsidiary of the Company.

8.        Exemption

The Company is relying on the exemption in section 6.1 of MI 52-110, which exempts TSX Venture Exchange issuers from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

SCHEDULE B

FORM 58-101F2
CORPORATE GOVERNANCE DISCLOSURE
(Venture Issuers)

1.        Board of Directors – Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including

(i)	the identity of directors that are independent, and

(ii)	the identity of directors who are not independent, and the basis for that determination.

At the date of this Information Circular, three of the five members of the board of directors are “independent” for the purposes of National Instrument 58-101. The Company has determined that Richard Ilich, Roderick O. McElroy and David Coe are independent directors and have no material relationship with the Company, other than in their capacity as directors and shareholders of the Company. Douglas Forster currently serves as a director and is determined to be independent, but is not standing for election as a director at the Meeting. Adam R. Sumel, as the Chief Executive Officer of the Company, is not an independent director.

2.        Directorships – If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Company are also directors of other reporting issuers:

Name of Director	Other Reporting Issuers
Douglas B. Forster	TLC Ventures Corp.

3.        Orientation and Continuing Education – Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

New directors, as part of the orientation program, must meet with senior management to discuss the business of the Company and receive historical and current operating and financial information and may tour selected offices of the Company.

4.        Ethical Business Conduct – Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Company has adopted a written code of business conduct and ethics for its directors, officers and employees. The board of directors is responsible for monitoring compliance with such code.

5.        Nomination of Directors – Disclose what steps, if any are taken to identify new candidates for board nomination, including:

(i)	who identifies new candidates, and

(ii)	the process of identifying new candidates.

The Compensation and Nomination Committee is responsible for the recruitment and evaluation of nominees to the board of directors, including management nominees.

The board must determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities should be sought in new board members in order to add value to the Company. The results of such a discussion will provide a framework for the Compensation and Nomination Committee in identifying and proposing to the board new nominees.

The Compensation and Nomination Committee is responsible for ensuring that the prospective candidates for new directors understand the role of the board, the role of the committees of the board and the contribution individual directors are expected to make including, in particular, the commitment of time and energy that the Company expects of its directors.

6.        Compensation – Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i)	who determines the compensation, and

(ii)	the process of determining compensation.

The board of directors acts through its Compensation and Nomination Committee to review the adequacy and form of compensation of the directors and senior management and ensure that such compensation reflects market rates, represents fair value to the Company and takes into account the ability of the Company to pay. All of the members of the Compensation and Nomination Committee are independent directors.

7.        Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

N/A

8.        Assessments – Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Compensation and Nomination Committee is responsible for overseeing the assessment process on an ongoing-basis and annually considers the effectiveness of the board, its committees and contributions of individual directors.